UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 15, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____            Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 15, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Date: May 15, 2012
For Immediate Release

The Micronutrient Initiative, Government of Canada and Teck Launch New
Initiative with Senegal Ministry of Health to Save Children’s Lives

DAKAR – Canadian partners the Micronutrient Initiative, the Government of Canada and Teck launched a major project with the Senegal Ministry of Health today that will save young lives from diarrhea, a condition that can be deadly if untreated.

Each year, 1.5 million children under the age of five die from complications associated with diarrhea, including 6,000 in Senegal. Zinc is an essential micronutrient that can prevent and treat diarrhea, yet two billion people around the world do not get enough zinc through their diets.

The Zinc Alliance for Child Health (ZACH) project in Senegal will scale up the use of zinc supplementation and oral rehydration salts (ORS) to treat diarrhea across the country. This simple solution, that costs as little as 50 cents per treatment, reduces the severity of diarrhea and can save lives.

The project will aim to treat more than two million cases of diarrhea in children under the age of five over the next three years. Zinc and ORS treatment will be delivered through health care workers at 4,000 service delivery points in Senegal.

The project is being launched as part of Senegal’s wider diarrhea prevention and treatment program under the “Division d’alimentation, nutrition et survie de l’enfance”. It will contribute to the country’s overall efforts to reduce child mortality rates and to meet its commitment to the United Nations Millennium Development Goal Four: Reducing Child Mortality.

"Our government values strong partnerships that make a difference in the lives of children and women in developing countries. The Micronutrient Initiative has been a Canadian partner that has helped improve the health of millions recognizing the importance of good nutrition and food supplementation," says Canadian Minister of International Cooperation Beverley Oda. “We are proud to have Teck join our existing partnership to promote the benefits of zinc to ensure healthier families."

This project is recognized as a high impact solution that supports Canada’s Maternal and Under-five Child Health objectives.

“As one of the world’s largest producers of zinc, we recognize the ability we have to make a difference,” says Doug Horswill, Senior Vice President at Teck. “Through this partnership with the Micronutrient Initiative, the Government of Canada and the Ministry of Health in Senegal, we will improve local awareness about zinc deficiency, enhance distribution systems and ultimately save children’s lives.”

Project components include behaviour change communication and increasing knowledge so that more caregivers, health practitioners and community members know of the importance of treating diarrhea with zinc and ORS. The project also aims to make the management of childhood diarrhea a key part of reducing of child mortality.  ZACH will work with all levels of government to help ensure the availability of supplies and treatment that is affordable for families, communities and the health system as a whole. Treatment will be monitored to track progress on the project.

“With the Government of Senegal’s clear commitment to reducing child deaths, launching the first ZACH project in this country was a natural choice,” says Venkatesh Mannar, President of the Micronutrient Initiative. “We will prove how effective zinc and ORS is in treating diarrhea and saving children’s lives. This could very well be the next revolution in child survival.”

“Our objective is to ensure that every child with diarrhea is treated correctly and efficiently through the use of zinc in combination with oral rehydration therapy,” says Eva Marie Coll Seck, Senegal’s Minister of Health. “The ZACH project will support the Government of Senegal's efforts to significantly reduce the mortality rate of children under five.  We sincerely appreciate this support that will help our efforts to achieve Millennium Development Goal 4.”

About the Micronutrient Initiative
The Micronutrient Initiative is an Ottawa-based, international not-for-profit organization dedicated to ensuring that the world's most vulnerable—especially women and children— in developing countries get the vitamins and minerals they need to survive and thrive through supplementation and food fortification programs. Its mission is to develop, implement and monitor innovative, cost effective and sustainable solutions for hidden hunger, in partnership with others. With Canadian support, the organization is saving and improving the lives of 500 million people annually in more than 70 countries with its child survival, child development and women’s health programs.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides our approach to business.  We are building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world’s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of zinc deficiency.  Our Zinc and Health program includes partnerships with UNICEF, Free the Children, BASF, The Micronutrient Initiative, the Government of Canada and other organizations.  To learn more about Teck’s Zinc and Health program visit www.zincsaveslives.com.  Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About the Canadian International Development Agency
The Canadian International Development Agency (CIDA) is Canada's lead agency for development assistance. CIDA's aim is to manage Canada's support and resources effectively and accountably to achieve meaningful, sustainable results. It also engages in policy development in Canada and internationally, enabling Canada's effort to realize its development objectives.

Information: Aynsley Morris Micronutrient Initiative Tel. +1.613.782.6831 Mobile +1.613.218.8427 amorris@MICRONUTRIENT.ORG	Alana Duffy Teck Tel. +1.604.699.4547 alana.duffy@teck.com

Justin Broekema
Press Secretary
Office of the Minister of International Cooperation
Tel. 819-953-6238

Media Relations Office
Canadian International Development Agency (CIDA)
Tel. 819-953-6534
Email: media@acdi-cida.gc.ca